UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

HALOZYME THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

406 37H 109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Ave.
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.:  540-633-7971

Copy to:

David I. Meyers, Esq.
John Owen Gwathmey, Esq.
Troutman Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,592,771

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,592,771

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,592,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,651,281

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,651,281

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,651,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

This Amendment No. 8 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated May 15, 2007 and filed on May 24, 2007, as amended by Amendment No. 1 dated May 30, 2007 and filed on June 5, 2007, Amendment No. 2 dated March 19, 2008 and filed on March 24, 2008, Amendment No. 3 dated June 23, 2008 and filed on July 2, 2008, Amendment No. 4 dated August 10, 2011 and filed on August 17, 2011, Amendment No. 5 dated February 10, 2012 and filed on February 13, 2012, Amendment No. 6 dated June 1, 2012 and filed on June 6, 2012 and Amendment No. 7 dated May 31, 2016 and filed June 2, 2016 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Halozyme Therapeutics, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security” and together with Mr. Kirk, the “Reporting Persons”) and are filing this Amendment to disclose the distribution of 6,328,853 shares of Common Stock by New River Management V, LP, a Delaware limited partnership whose general partner is managed by Third Security (“NRM V”), in connection with the liquidation at the end of its term, pursuant to its Agreement of Limited Partnership dated May 11, 2007.  In connection with such liquidation, 4,592,086 of such shares are being distributed to entities under the common control of Mr. Kirk.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are filing this Amendment to disclose the distribution of 6,328,853 shares of Common Stock by NRM V, in connection with its liquidation at the end of its term, pursuant to its Agreement of Limited Partnership dated May 11, 2007.

In connection with the liquidation, 4,592,086 of such shares are being distributed to entities under the common control of Mr. Kirk.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) and (b)          See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 129,840,030 shares of Common Stock issued and outstanding as of May 1, 2017 as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 and filed on May 9, 2017, increased by (i) 98,945 shares of restricted Common Stock issued to the Company’s directors on May 4, 2017 as compensation for services pursuant to the Halozyme Therapeutics, Inc. 2011 Stock Plan, (ii) 20,000 shares of Common Stock issued to certain directors of the Company in connection with the exercise of options to purchase Common Stock that were due to expire on May 15, 2017; (iii) 11,500,000 shares of Common Stock issued by the Company in an underwritten public offering that closed on May 24, 2017; and (iv) 6,875 shares of Common Stock issued on June 15, 2017 to one of the Company’s officers pursuant to the vesting and settlement of restricted stock units.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	17,592,771	12.4%	17,592,771	--	17,592,771	--
Third Security, LLC(1)	8,651,281	6.1%	8,651,281	--	8,651,281	--

(1)	The indicated shares are owned by various entities managed by Third Security, none of which beneficially owns more than 5.0% individually.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Third Security.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

(c) Other than the transactions as reported herein, an award of 14,135 shares of restricted Common Stock granted to Mr. Kirk on May 4, 2017 in connection with his service on the Company’s Board of Directors and the receipt of 10,000 shares of Common Stock in connection with an exercise of an option to purchase Common Stock by Mr. Kirk on May 11, 2017, the Reporting Persons have not engaged in any transactions in the Company’s Common Stock within the previous sixty (60) days.

Item 7.	Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 1	Joint Filing Agreement, dated as of July 26, 2017, by and among Randal J. Kirk and Third Security, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2017

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of July 26, 2017, by and among Randal J. Kirk and Third Security, LLC.